Exhibit (a)(5)(H)

Text of press release dated May 10, 2004

Gregory Shepard Terminates State Auto Financial Tender Offer and Announces Agreement to Sell 1,000,000 STFC Shares to an entity owned Carl Icahn

Chicago, Illinois, May 10, 2004 – Gregory M. Shepard today announced that he has terminated the tender offer made by himself and his wholly owned subsidiary, STFC Acquisition Corporation, for 8,000,000 shares of State Auto Financial Corporation (NASDAQ: STFC) for $32.00 per share in cash. The offer was to expire at 5:00 p.m., New York City time on Friday, May 14, 2004. No shares of State Auto Financial Corporation were purchased by Mr. Shepard and STFC Acquisition Corporation pursuant to the offer, and all tendered shares will be returned promptly.

After the Offer was terminated on May 7, 2004, Shepard entered into an oral agreement with an entity owned by Carl Icahn to sell 1,000,000 of Shepard’s STFC shares in a private transaction at a price of $13.00 per share. The sale is expected to occur on Monday, May 10, 2004.

For further information, please contact Mellon Investor Services, LLC, the Information Agent for the tender offer, at (888) 451-6741.

This press release contains forward looking statements. These forward looking statements are based on currently available competitive, financial and economic data and STFC Acquisition Corporation’s and Mr. Shepard’s views and assumptions regarding future events. Such forward looking statements are inherently uncertain.

ADDITIONAL INFORMATION RELATING TO THE TENDER OFFER IS CONTAINED IN THE SCHEDULE TO AND THE SCHEDULE TO/A FILED BY GREGORY M. SHEPARD AND STFC ACQUISITION CORPORATION WITH RESPECT TO STATE AUTO FINANCIAL CORPORATION. THOSE SCHEDULES ARE CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT http://www.sec.gov.